

December 30, 2014

Via E-mail
Mr. Andrew L. Asher
Senior Vice President and Chief Financial Officer
Wellcare Health Plans, Inc.
8735 Henderson Rd.
Tampa, FL 33634

Re: **Wellcare Health Plans, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 5, 2014
File No. 001-32209

Dear Mr. Asher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements
Significant Accounting Policies

Medicare Part D Settlements, page 11

1. Please provide us the amount of gross receipts and payments for the funding from CMS during the nine months ended September 30, 2014 and 2013. Tell us why under ASC 230 it is appropriate to present these amounts net in the statements of cash flows.

Risk-Adjusted Medicare Premiums, page 10

2. Please tell us the amount of risk adjusted premium received as part of the 2012 final settlement recorded in the third quarter of 2013 in excess of your original estimate.

Reinsurance, page 13

3. Please provide us your analysis with reference to authoritative literature demonstrating how accounting for reinsurance premiums and medical expense recoveries according to the terms of the underlying reinsurance contracts complies with GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources
Regulatory Capital and Dividend Restrictions, page 50

4. Refer to the last two paragraphs of this section regarding dividend restrictions by your subsidiaries and the cross reference to Note 16 of your 2013 Form 10-K. Please provide us disclosure to be included in future periodic reports of the restricted net assets for your subsidiaries as of the balance sheet date or otherwise provide disclosure that complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X such as disclosing the amount available from these subsidiaries. In this regard, you indicate that dividends received from your regulated subsidiaries are a source of liquidity as discussed on page 46 under "Parent and non-regulated subsidiaries."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact Senior Staff Accountant Sasha Parikh at (202) 551-3627 if you have any questions regarding the comments.　　In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant